SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                             -----------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                             -----------------------
                 (Translation of registrant's name into English)

                                     Ontario
                             -----------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                     ---------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---


                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes       No    X
                                       ----       ---

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. World Heart Corporation report to shareholders for the three and six months ended June 30, 2003.

                                                               SECOND
                                                              QUARTER
                                                                 2003


World Heart Corporation


                     For the three and six months ended June 30, 2003
















                                                             WORLDHEART

                                                    Technology for Life

News Release

For Immediate Release
                             WORLD HEART CORPORATION
                      ANNOUNCES SECOND QUARTER 2003 RESULTS


OTTAWA - August 12, 2003: (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter and six months ended June 30, 2003. For the first six months of 2003, revenues were up by 14% and the gross margin was $1,143,859 compared with negative gross margin of $258,576 for the same period last year. As previously announced, second quarter Novacor(R) LVAS (Left Ventricular Assist System) pump sales were 35 units compared with 31 units sold in the first quarter this year, and 23 during the second quarter of 2002.

For the quarter ended June 30, 2003, revenues were $2,724,286, compared with $2,523,164 a year ago, generating a contribution in the second quarter of this year of $582,959, compared with a negative contribution of $297,668 for the same quarter last year. Net loss for the second quarter this year was $4,057,408, or $0.18 per share, compared with $9,853,918, or $0.55 per share last year. Total cash applied to operations during the second quarter this year was $1,263,819, compared with $6,299,941 for the same period one year ago.

Revenues for the first six months of 2003 were $5,873,777, compared with $5,142,248 for the same period last year. Net loss for the six months was $12,633,880, or $0.59 per share, compared with $ 23,002,843, or $1.31 per share last year. Total cash applied to operations during the first six months of this year was $11,126,473, compared with $15,629,887 a year ago.

Cash at June 30, 2003 totaled $41,551, compared with $248,181 at December 31, 2002. The quarter-end cash position does not include approximately $1.2 million received early in the third quarter by way of a previously announced private placement of secured convertible debentures. The company has maintained operations through such interim financings, as well as through sales revenues and ongoing expense reimbursements by Industry Canada through its Technology Partnerships program. However, payables are being carried at a level that is not sustainable. In this regard, the process of completing additional funding is ongoing, and is expected to be concluded over the next few weeks.

The previously announced customer financing arrangement with Export Development Canada has been well received, and initial utilization of the arrangement is anticipated during the third quarter. This arrangement will assist in optimizing WorldHeart's working capital management, and following implementation in the U.S., WorldHeart would expect to expand the program to other key markets, including Europe, early in 2004.

During the quarter, evidence continued to build that the incidence of stroke is substantially reduced when the ePTFE inflow conduit is used with Novacor LVAS implants. As at July 15, 2003, a total of 137 implants had used the ePTFE conduit in the U.S., Europe and Canada with incidence of stroke of 10.9%, of which 3.6% was attributed to specific causes unrelated to the device. These results, together with the continued freedom from device failure, are contributing to the competitive strength of Novacor LVAS.

In the U.S., approval for use of Novacor LVAS by NYHA Class IV heart-failure patients who are not candidates for transplantation continues to be a priority. Discussions with the U.S. Food and Drug Administration (FDA) were ongoing during the quarter and supplementary analyses were submitted to the FDA early in the third quarter. The company expects a decision before year-end respecting expansion of the Novacor LVAS indication.

Novacor LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. It is commercially approved as a bridge to transplantation in the U.S. and Canada. On November 22, 2002, the FDA filed WorldHeart's Premarket Approval (PMA) Supplement seeking destination-therapy indication for its Novacor LVAS.

In Europe, the Novacor LVAS device has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation will hold a conference call at 4:00 p.m. (EDT) today to discuss this quarter's financial results. To participate in the call, please call 1-800-298-3006 ten minutes before the call begins.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



For more information, please contact:
World Heart Corporation
Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com

World Heart Corporation
Summary Consolidated Statements of Loss
Amounts in thousands (except per share data), Canadian Dollars

--------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                Six months ended
                                                        June 30, 2003    June 30, 2002    June 30, 2003   June 30, 2002
--------------------------------------------------------------------------------------------------------------------------
                                                           (unaudited)      (unaudited)      (unaudited)      (unaudited)

Revenue                                                        $  2,724         $  2,523         $  5,874        $  5,142
Cost of goods sold                                              (2,141)          (2,821)          (4,730)         (5,401)
                                                     ---------------------------------------------------------------------
Gross margin                                                        583            (298)            1,144           (259)
                                                     ---------------------------------------------------------------------
Expenses
   Selling, general and administrative                          (2,706)          (3,179)          (4,971)         (5,289)
   Research and development                                     (2,252)          (5,907)          (9,063)        (13,284)
   Amortization of intangibles                                  (1,831)          (1,831)          (3,661)         (3,661)
                                                     ---------------------------------------------------------------------
                                                                (6,789)         (10,917)         (17,695)        (22,234)
                                                     ---------------------------------------------------------------------

Loss before the undernoted                                      (6,206)         (11,215)         (16,551)        (22,493)

Other income (expenses)                                           2,149            1,361            3,917           (510)
                                                     ---------------------------------------------------------------------

Net loss for the period                                       $ (4,057)         $(9,854)        $(12,634)      $ (23,003)
                                                     ---------------------------------------------------------------------

Weighted average number of common  shares                    21,939,888       17,970,127       21,305,976      17,585,481
                                                     ---------------------------------------------------------------------

Basic and diluted loss per common share                        $ (0.18)         $ (0.55)         $ (0.59)        $ (1.31)
--------------------------------------------------------------------------------------------------------------------------

World Heart Corporation
Summary Consolidated Statements of Cash Flows
Amounts in thousands, Canadian dollars

--------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                Six months ended
                                                       June 30, 2003     June 30, 2002   June 30, 2003    June 30, 2002
--------------------------------------------------------------------------------------------------------------------------
                                                          (unaudited)       (unaudited)     (unaudited)       (unaudited)

CASH FLOWS FROM (USED IN)

Operating activities                                          $ (1,264)        $ (6,300)       $ (11,126)      $ (15,630)
Investing activities                                                137            (207)               79           6,453
Financing activities                                              1,437             (40)           11,539           (157)
Effect of exchange rate changes on cash
     And cash equivalents                                         (468)              100            (699)              97
                                                     ---------------------------------------------------------------------
Increase / (decrease) in cash and cash
     equivalents for the period                                   (158)          (6,447)            (207)         (9,237)

Cash and cash equivalents beginning of the period                   199           12,555              248          15,345
                                                     ---------------------------------------------------------------------

Cash and cash equivalents end of the period                        $ 41          $ 6,108            $  41         $ 6,108
--------------------------------------------------------------------------------------------------------------------------

World Heart Corporation
Summary Consolidated Balance Sheets
Amounts in thousands, Canadian Dollars

--------------------------------------------------------------------------------------------------------------------------
                                                                                                 June 30,    December 31,
                                                                                                     2003            2002
--------------------------------------------------------------------------------------------------------------------------
                                                                                              (unaudited)
ASSETS
    Current assets                                                                               $  8,935        $ 11,728
    Cash pledged as collateral for lease                                                              785           1,183
    Capital assets                                                                                  3,750           4,245
    Goodwill, intangible and other assets                                                          24,559          27,890
                                                                                      ------------------------------------
                                                                                                $  38,029        $ 45,046
                                                                                      ------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Current liabilities                                                                         $  25,754        $ 19,781
    Preferred shares                                                                               65,659          72,750
                                                                                      ------------------------------------
                                                                                                   91,413          92,531
                                                                                      ------------------------------------
    Shareholders' equity
    Common stock, special warrants, rights and contributed surplus                                138,627         131,892
    Accumulated deficit                                                                         (192,011)       (179,377)
                                                                                      ------------------------------------

                                                                                                 (53,384)        (47,485)
                                                                                      ------------------------------------

                                                                                                $  38,029       $  45,046
--------------------------------------------------------------------------------------------------------------------------

WORLDHEART
Second Quarter 2003 Message To Shareholders
-------------------------------------------

During the second quarter, World Heart Corporation (WorldHeart) continued to demonstrate strong clinical performance of the Novacor(R) LVAS (Left Ventricular Assist System) with the ePTFE inflow conduit, introduced commercially into the U.S. during the first quarter. In 137 implants with this conduit at 27 centers in the United States, Europe and Canada, the reduced incidence of embolic stroke allows Novacor LVAS to be fully competitive in this key element of performance.

The Novacor LVAS continues to be recognized for its unmatched reliability and durability. There have been no recipient deaths attributed to device failure in more than 1450 implants. In addition, device wear is gradual and can be monitored non-invasively, permitting scheduled replacement.

The Novacor LVAS can now provide the basis for profitable and rapid revenue growth for WorldHeart within approved indications in Europe, the United States, Canada, Japan and other countries. The primary focus of WorldHeart shifted to that objective as the evidence of success with the ePTFE conduit accumulated during the second quarter.

The next-generation product, HeartSaverVAD(TM) (Ventricular Assist Device), continues to be important for the long-term future of WorldHeart. The optimized HeartSaverVAD design is expected to result in an implantable device half the size and weight of Novacor LVAS, the same reliable, pulsatile support and with device life of more than five years.

It is essential that additional long-term capital be added to WorldHeart's balance sheet to permit effective marketing, sales and support of Novacor LVAS. This financing will also support continued investment in HeartSaverVAD at a pace consistent with timely introduction of this next generation as new competition enters the field over the next several years. Action to introduce this capital was ongoing throughout the second quarter with completion expected during the third quarter. Inadequate working capital affected activities of the Corporation during the second quarter, limiting both revenue growth and the rate of progress on HeartSaverVAD. Despite that limiting factor, significant gains were made in both areas.

Unit sales of Novacor LVAS increased by more than 50% compared with the same quarter last year, and by 13% compared with the preceding quarter. A total of 35 systems were sold during the second quarter compared with 23 for the same quarter last year and 31 for the first quarter this year. As volume increased, the contribution to income from each sale also improved, reflecting the spread of manufacturing overhead over the larger revenue base. A Gross margin of $582,959 was $880,000 better than the negative gross margin of $297,668 for the same quarter one year ago.

Improved revenues and gross margins, together with reduced operating expenses, resulted in the loss for the quarter being reduced to less than half the amount for the same period last year: $4,057,408 vs. $9,853,918 or 18 cents per share vs. 55 cents per share.

Development of HeartSaverVAD achieved the primary milestone set for the quarter with completion of the first integrated prototype device for bench testing. The rate at which development will proceed will be reviewed during the second half of the year, with a view to optimizing near-term profitability and timely introduction of the next-generation device.

Work continued during the quarter to gain regulatory approval for use of Novacor LVAS in the United States to support patients at risk of death from irreversible left ventricular failure who are not candidates for transplantation. A decision by the U.S. Food and Drug Administration (FDA) is expected during the second half of this year. Novacor LVAS is available for these patients in Europe and in Japan.

During the second quarter, a significant customer-funding program supported by Export Development Canada was announced. Under this program, clinics outside of Canada will have access to extended payment terms on the purchase of Novacor LVAS and related equipment. The program will be introduced to clinics in the United States in the third quarter and is expected to be available to the European and Japanese markets next year. The effect of the program is to remove capital requirements that might otherwise limit the ability of clinics to adopt or increase their use of Novacor LVAS.

The Corporation is positioned for growth and profitability with the current product, and is developing a pulsatile next-generation device with the potential for market leadership. The key factor affecting the future of WorldHeart is access to adequate capital resources. Success in obtaining the required capital cannot be assured, but is expected during the third quarter.


/s/  Roderick M. Bryden                    /s/  Dr. Tofy Mussivand


Roderick M. Bryden                         Dr. Tofy Mussivand
President & Chief Executive Officer        Chairman and Chief Scientific Officer

WORLD HEART CORPORATION


Unaudited Financial Statements
For the three and six month periods ended June 30, 2003

WORLD HEART CORPORATION
Consolidated Balance Sheets
(Canadian Dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                                      June 30,      December 31,
                                                                                          2003              2002
-----------------------------------------------------------------------------------------------------------------
                                                                                   (unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                                         $    41,551       $   248,181
 Accounts and other receivables                                                      1,827,454         2,131,537
 Tax credit receivable                                                               1,100,000         2,770,000
 Prepaid expenses                                                                      563,242           342,944
 Inventory                                                                           5,402,949         6,235,702
                                                                           --------------------------------------
                                                                                     8,935,196        11,728,364
Cash pledged as collateral for lease                                                   785,072         1,183,200
Capital assets                                                                       3,749,811         4,244,371
Goodwill                                                                            22,273,407        22,273,407
Intangible assets                                                                    1,477,710         5,138,962
Other assets                                                                           807,552           477,609
                                                                           --------------------------------------

                                                                                 $  38,028,748      $ 45,045,913
                                                                           --------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                                        $  13,231,950     $  15,075,304
 Accrued compensation                                                                2,373,770         2,622,849
 Senior debt                                                                         7,103,562                 -
 Subordinated debt                                                                   3,044,384                 -
 Short-term loan                                                                             -         2,018,937
 Current portion of capital lease                                                            -            63,829
                                                                           --------------------------------------
                                                                                    25,753,666        19,780,919
Preferred shares                                                                    65,658,625        72,750,188
                                                                           --------------------------------------
                                                                                    91,412,291        92,531,107
                                                                           --------------------------------------
Shareholders' equity (deficiency)
 Common shares
     Issued and outstanding - 21,950,877 (December 31, 2002 - 17,970,127)           95,392,338        87,788,808
 Special warrants and rights                                                                 -         3,420,016
 Contributed surplus                                                                43,235,239        40,683,222
 Accumulated deficit                                                             (192,011,120)     (179,377,240)
                                                                           --------------------------------------

                                                                                  (53,383,543)      (47,485,194)
                                                                           --------------------------------------

                                                                                 $  38,028,748     $  45,045,913
-----------------------------------------------------------------------------------------------------------------

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------

                                                                 Three months ended                Six months ended
                                                           June 30,          June 30,         June 30,         June 30,
                                                           2003              2002              2003             2002
-------------------------------------------------------------------------------------------------------------------------
                                                          (unaudited)        (unaudited)      (unaudited)      (unaudited)

Revenue (Note 8)                                           $2,724,286     $  2,523,164        $5,873,777     $ 5,142,248
                                                 ------------------------------------------------------------------------

Cost of goods sold
   Direct materials and labour                            (1,169,642)      (1,139,699)       (2,811,968)     (2,225,633)
   Overhead and other                                       (971,685)      (1,681,133)       (1,917,950)     (3,175,191)
                                                 ------------------------------------------------------------------------
                                                          (2,141,327)      (2,820,832)       (4,729,918)     (5,400,824)
                                                 ------------------------------------------------------------------------

Gross margin                                                  582,959        (297,668)         1,143,859       (258,576)
                                                 ------------------------------------------------------------------------

Expenses
   Selling, general and administrative                    (2,706,417)      (3,179,351)       (4,970,671)     (5,288,853)
   Research and development                               (2,252,097)      (5,907,163)       (9,063,381)    (13,284,467)
   Amortization of intangibles                            (1,830,626)      (1,830,626)       (3,661,252)     (3,661,252)
                                                 ------------------------------------------------------------------------
                                                          (6,789,140)     (10,917,140)      (17,695,304)    (22,234,572)
                                                 ------------------------------------------------------------------------

Loss before the undernoted                                (6,206,181)     (11,214,808)      (16,551,445)    (22,493,148)

Other income (expenses)
   Foreign exchange gain                                    5,959,815        3,203,785        11,215,455       3,145,973
   Investment income (expense)                               (25,343)           50,461          (17,907)         126,724
   Interest expense                                       (3,785,699)      (1,893,356)       (7,279,983)     (3,782,392)
                                                 ------------------------------------------------------------------------

Net loss for the period                                   (4,057,408)      (9,853,918)      (12,633,880)    (23,002,843)

Accumulated deficit, beginning of the period            (187,953,712)    (142,765,026)     (179,377,240)   (129,616,101)
                                                 ------------------------------------------------------------------------

Accumulated deficit, end of the period                 $(192,011,120)   $(152,618,944)    $(192,011,120)  $(152,618,944)
                                                 ------------------------------------------------------------------------

Weighted average number of common shares
outstanding                                                21,939,888       17,970,127        21,305,976      17,585,481
                                                 ------------------------------------------------------------------------

Basic and diluted loss per common share                      $ (0.18)         $ (0.55)          $ (0.59)        $ (1.31)
-------------------------------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cashflow
(Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended              Six months ended
                                                              June 30,       June 30,            June 30,      June 30,
                                                               2003              2002            2003             2002
----------------------------------------------------------------------------------------------------------------------------
                                                              (unaudited)    (unaudited)        (unaudited)    (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                   $(4,057,408)    $ (9,853,918)    $ (12,633,880) $ (23,002,843)
   Items not involving cash -
      Amortization and depreciation                             2,460,400        2,243,084         5,006,183      4,507,116
      Interest on preferred shares and debt                     1,850,932        1,893,356         3,943,034      3,782,392
      Reserve for tax credit receivable                                 -                -         1,670,000              -
      Unrealized foreign exchange loss                             88,264                -           170,614              -
      Issuance of options and warrants for services and
            financing costs                                     1,232,256                -         2,081,508              -
      Foreign exchange gain on preferred shares               (5,769,500)      (3,341,966)      (10,886,652)    (3,295,973)
   Change in operating components of working capital            2,931,237        2,759,503         (477,280)      2,379,421
                                                          ------------------------------------------------------------------

                                                              (1,263,819)      (6,299,941)      (11,126,473)   (15,629,887)
                                                          ------------------------------------------------------------------


Investing activities
   Redemption of short-term investments                                 -                -                 -      6,881,300
   Purchase of capital assets                                    (90,191)        (206,631)         (148,050)      (428,532)
   Reduction in cash pledged as collateral for lease              227,514                -           227,514              -
                                                          ------------------------------------------------------------------

                                                                  137,323        (206,631)            79,464      6,452,768
                                                          ------------------------------------------------------------------


Financing activities
   Capital lease repayments                                      (21,300)         (40,240)          (63,829)       (79,745)
   Repayment of short-term loan                                         -                -       (2,018,937)              -
   Senior and subordinated loan proceeds, net of
          issue costs                                           (110,072)                -         9,438,246              -
   Funds received from the exercise of warrants                 1,568,242                -         1,568,242       (77,058)
   Issuance of common shares through private
placement, net of issue costs of $384,728                               -                -         2,615,272              -
                                                          ------------------------------------------------------------------
                                                                1,436,870         (40,240)        11,538,994      (156,803)
                                                          ------------------------------------------------------------------
Effect of exchange rate changes on cash
     and cash equivalents                                       (467,787)           99,838         (698,615)         97,229
                                                          ------------------------------------------------------------------
Decrease in cash and cash  equivalents for
     The period                                                 (157,413)      (6,446,974)         (206,630)    (9,236,693)

Cash and cash equivalents beginning of the period                 198,964       12,555,440           248,181     15,345,159
                                                          ------------------------------------------------------------------

Cash and cash equivalents end of the period                     $  41,551      $ 6,108,466         $  41,551     $6,108,466
----------------------------------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2003

--------------------------------------------------------------------------------

1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the Corporation or WorldHeart) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as of June 30, 2003, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional financing. The Corporation is currently pursuing such options. There can be no assurance that the Corporation will be successful in securing financing.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.   Significant Accounting Policies

(a)  Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2002.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2003

--------------------------------------------------------------------------------

3.  Tax Credit Receivable

The tax credit receivable relates to the Ontario Business Research Institute tax credit program. The Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001 which was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. This claim was audited by the Ontario Government's Ministry of Finance and the Ministry issued a preliminary audit assessment reducing the amount claimed. The proposed reduction relates to the Ministry's assertion that the Corporation and CVD were connected and, therefore, ineligible under the program prior to mid May 1999 and relating to the proposed disallowance of certain expenditures. The Corporation recorded a provision in the amount of $1.7 million during the first quarter of 2003 which represents its best estimate of the amounts which will not be recovered. This provision has been charged to research and development expense.


4.   Intangible Assets

The cost and accumulated amortization of the Corporation's intangible assets as of June 30, 2003 and December 31, 2002 are as follows:

    -----------------------------------------------------------------------------------------------------------
                                                     June 30, 2003
                                                     ----------------------------------------------------------
                                                                                 Accumulated          Net Book
                                                                   Cost         Amortization             Value
    -----------------------------------------------------------------------------------------------------------
    Purchased technology                                   $ 17,043,321         $ 15,707,590       $ 1,335,731
    Other intangible assets                                   6,436,678            6,294,699           141,979
                                                     ----------------------------------------------------------

                                                           $ 23,479,999         $ 22,002,289        $1,477,710
    -----------------------------------------------------------------------------------------------------------


    -----------------------------------------------------------------------------------------------------------
                                                     December 31, 2002
                                                     ----------------------------------------------------------
                                                                                 Accumulated          Net Book
                                                                   Cost         Amortization             Value
    -----------------------------------------------------------------------------------------------------------

    Purchased technology                                   $ 17,043,321         $ 13,089,658       $ 3,953,663
    Other intangible assets                                   6,436,678            5,251,379         1,185,299
                                                     ----------------------------------------------------------

                                                           $ 23,479,999         $ 18,341,037       $ 5,138,962
    -----------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2003

--------------------------------------------------------------------------------

5.   Private Placements

In separate closes on January 3, 2003 and January 8, 2003, the Corporation completed private placements totalling 2,343,750 units (Units) at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $1.60 per share for a period of five years.

The Corporation granted to the placement agent 234,374 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $1.60 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $1.60 per common share.

On April 2, 2003 the Corporation issued 1,000,000 common shares at a price of $1.60 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 warrants were issued. These warrants are exercisable into common shares of the Corporation at $1.60 per share until April 2, 2008.


6.   Senior and Subordinated Debt

On January 29, 2003, the Corporation entered into a senior loan agreement totalling $7,000,000 and a subordinated loan agreement totalling $3,000,000 (Loans). The Loans originally matured on July 31, 2003 and bear interest rates of 18% per annum payable monthly. The loans are to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 3,000,000 warrants with each warrant exercisable into one common share for a period of five years at a price of $1.60 per share. The Corporation has recorded these warrants in contributed surplus at fair value. The lenders' fee and fair market value of the warrants have been recorded as deferred financing costs in other assets. These deferred financing costs are amortized to interest expense and financing costs over the term of the Loans. As collateral for the Loans the Corporation entered into general security agreements over all of its assets.

On July 24, 2003, the subordinated loan agreement was amended to increase the subordinated loan by $770,000 from $3,000,000 to $3,770,000. Other terms and conditions of the Senior and Subordinated debt remain unchanged with the exception of the maturity dates which were extended from July 31, 2003 to August 15, 2003. In conjunction with the extension a loan for $800,000 was completed. This loan was repaid from the proceeds of a $1.2 million convertable debenture that was issued on August 1, 2003.

On August 1, 2003, the Corporation issued senior subordinated convertible debentures for gross proceeds of $1.2 million. The debentures, which have a maturity of October 22, 2003, are convertible at the holder's option into common shares of the corporation for $1 per share. The debentures are callable by the Corporation at any time after September 15, 2003 upon payment of

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2003

--------------------------------------------------------------------------------

the outstanding principal amount plus accrued but unpaid interest, subject to the holders having five days in which to convert. The debentures carry interest of 14%. In addition warrants to purchase 1,200,000 common shares, at an exercise price of $1.20 per share, for a period of three years were issued to the debenture holders.

7.   Amendment to Technology Partnerships Canada Contribution Agreement

During 2002, the Corporation's HeartSaverVADTM (HeartSaver) development programs were merged into a new optimized HeartSaver program. As a result, the Corporation requested an amendment to the contribution agreement with Technology Partnerships Canada (TPC) such that activities relating to the optimized HeartSaver program would be eligible for reimbursement under an amended contribution agreement. On May 21, 2003 TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. During the six month period ended June 30, 2003 $2.3 million was claimed for reimbursement, $1.8 million was received and $500,000 was receivable as at June 30, 2003. In addition, the royalty payable to TPC was amended to equal 0.65% of consolidated revenues of the Corporation commencing January 1, 2004.

8.   Edwards LifeSciences Agreements

In the fiscal year ended December 31, 2000, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2,000,000, less actual gross margin, annually to Edwards in guaranteed gross profit on sales, where such sales are less than US$10,000,000 per year. The Corporation accounts for any shortfall of the guaranteed gross margin on sales as a reduction of revenue. No shortfall has been recorded relating to fiscal 2003 and subsequent periods as management has estimated that projected sales volumes are sufficient to satisfy the minimum guaranteed amount.

Revenue is determined as follows:

----------------------------------------------------------------------------------------------------------
                                              Three months ended                 Six months ended
                                       -------------------------------------------------------------------
                                         June 30, 2003    June 30, 2002    June 30, 2003    June 30, 2002
----------------------------------------------------------------------------------------------------------
Gross revenue                          $    2,724,286   $  2,871,313     $  5,873,777     $  5,490,397
Less: Edwards guarantee fee                         -      (348,149)                  -      (348,149)
                                       -------------------------------------------------------------------

Net revenue                            $  2,724,286     $  2,523,164     $  5,873,777     $  5,142,248
----------------------------------------------------------------------------------------------------------

At June 30, 2003 the Corporation had amounts owing to Edwards totaling $738,315 (December 31, 2002 - $2,744,648) and amounts receivable from Edwards totaling $171,211 (December 31, 2002 - $1,610,702).

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2003

--------------------------------------------------------------------------------

9.   Stock Options

Effective January 1, 2002 the Corporation adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose proforma net income and proforma earnings per share, as if the fair value based method of accounting has been used to account for these stock based awards. The estimated share based compensation costs based on stock options granted to directors and employees and the proforma net loss and earnings per share are as follows:

---------------------------------------------------------------------------------------------------------------
                                      Three months ended                   Six months ended
                                      -------------------------------------------------------------------------
                                              June 30,           June 30,           June 30,          June 30,
                                                  2003               2002               2003              2002
---------------------------------------------------------------------------------------------------------------
Net loss for the period                     $(4,057,408)       $(9,853,918)      $(12,633,880)     $(23,002,843)
Estimated share based                          (673,448)          (622,788)        (1,260,949)       (1,229,743)
    compensation costs
                                      -------------------------------------------------------------------------

Proforma net loss                           $(4,730,856)      $(10,476,706)      $(13,894,829)     $(24,232,586)
                                      -------------------------------------------------------------------------

Proforma basic loss per share                    $(0.22)            $(0.58)            $(0.65)           $(1.38)
---------------------------------------------------------------------------------------------------------------

The weighted average fair value of the options issued during the three months ended June 30, 2003 was $1.28 (2002 - $3.38). The fair values of options granted are determined using the

Black-Scholes model. For the three months ended June 30, 2003 and 2002 the following weighted average assumptions were utilized:

                                                              2003        2002
                                                 ------------------ -----------

       Expected option life, in years                            6          6
       Volatility                                              75%        75%
       Risk free interest rate                               3.65%      3.65%
       Dividend yield                                          Nil        Nil

On March 5, 2003, the board of directors approved a proposal to offer employees, officers, directors and consultants of the Corporation the opportunity to exchange options (Option Exchange) held by them and granted prior to 2003 (Existing Options), for a reduced number of options (New Options) at a price that more closely reflected the then current trading price. Approval of the shareholders was required with respect to option exchanges for persons considered to be insiders of the Corporation including the Corporation's executive officers and members of the Board of Directors. Shareholders approved the insiders exchange on June 16, 2003. The Toronto Stock Exchange approved the Option Exchange on June 20, 2003.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2003

--------------------------------------------------------------------------------

The Corporation has a maximum of 3,530,000 shares that can be issued under the Employee Stock Option Plan (ESOP). In total, participants under the ESOP chose to exchange a total of 848,287 Existing Options for 165,623 New Options. The incremental value of the New Options relative to the Existing Options, is expensed over the vesting period of the New Options.

10.  Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2002.

The following presents segment operating results for the three months ended June 30, 2003 and June 30, 2002.

-----------------------------------------------------------------------------------------------------------
                              Three months ended June 30, 2003        Three months ended June 30, 2002
                           --------------------------------------------------------------------------------

                            Commercial  Research and               Commercial  Research and
                            operations   development     Total     operations  development      Total
-----------------------------------------------------------------------------------------------------------
Revenue                       $2,724,286  $         -  $2,724,286  $ 2,523,164  $          -   $ 2,523,164
                           --------------------------------------------------------------------------------
Cost of goods sold:
Direct materials and labour  (1,169,642)            - (1,169,642)  (1,139,699)             -   (1,139,699)
Overheard and other            (971,685)            -   (971,685)  (1,681,133)             -   (1,681,133)
                           --------------------------------------------------------------------------------

                             (2,141,327)            - (2,141,327)  (2,820,832)             -   (2,820,832)
                           --------------------------------------------------------------------------------

Gross margin                     582,959                  582,959    (297,668)             -     (297,668)
                           --------------------------------------------------------------------------------

Expenses
Selling, general and
   administrative            (1,238,013)  (1,468,404) (2,706,417)  (1,495,609)   (1,683,742)   (3,179,351)

Research and development               -  (2,252,097) (2,252,097)            -   (5,907,163)   (5,907,163)

Amortization of intangibles    (914,313)    (916,313) (1,830,626)    (914,313)     (916,313)   (1,830,626)
                           --------------------------------------------------------------------------------

                             (2,152,326)  (4,636,814) (6,789,140)  (2,409,922)   (8,507,218)  (10,917,140)
                           --------------------------------------------------------------------------------

Loss before the undernoted $ (1,569,367)$ (4,636,814) (6,206,181) $(2,707,590) $ (8,507,218)  (11,214,808)
                           --------------------------             --------------------------
Other income (expenses), net                            2,148,773                                1,360,890
                                                     -------------                          ---------------
Net loss for the period                              $(4,057,408)                            $ (9,853,918)
-----------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2003

--------------------------------------------------------------------------------

The following presents segment operating results for the six months ended June
30, 2003 and June 30, 2002.

------------------------------------------------------------------------------------------------------------
                            Six months ended June 30, 2003             Six months ended June 30, 2002
                      --------------------------------------------------------------------------------------
                        Commercial   Research and                 Commercial   Research and
                        operations   development       Total      operations    development     Total
------------------------------------------------------------------------------------------------------------
Revenue                   $5,873,777  $          -    $5,873,777   $ 5,142,248  $           -   $ 5,142,248
                      ------------------------------------------   -----------------------------------------

Cost of goods sold:
Direct materials and
labour                   (2,811,968)             -   (2,811,968)   (2,225,633)              -   (2,225,633)
Overheard and other      (1,917,950)             -   (1,917,950)   (3,175,191)              -   (3,175,191)
                      ------------------------------------------   -----------------------------------------

                         (4,729,918)             -   (4,729,918)   (5,400,824)              -   (5,400,824)
                      ------------------------------------------   -----------------------------------------

Gross margin               1,143,859             -     1,143,859     (258,576)                    (258,576)
                      ------------------------------------------   -----------------------------------------

Expenses
Selling, general and
   administrative        (2,364,176)   (2,606,495)   (4,970,671)   (2,452,544)    (2,836,309)   (5,288,853)
Research and
   development                     -   (9,063,381)   (9,063,381)             -   (13,284,467)  (13,284,467)

Amortization of
intangibles              (1,828,626)   (1,832,626)   (3,661,252)   (1,828,626)    (1,832,626)   (3,661,252)
                      ------------------------------------------   -----------------------------------------

                         (4,192,802)  (13,502,502)  (17,695,304)   (4,281,170)   (17,953,402)  (22,234,572)
                      ------------------------------------------   -----------------------------------------

Loss before the
undernoted             $ (3,048,943)$ (13,502,502)  (16,551,445) $ (4,539,746) $ (17,953,402)  (22,493,148)
                      ----------------------------               ----------------------------
Other income
(expenses), net                                        3,917,565                                  (509,695)
                                                  ---------------                            ---------------
Net loss for the
period                                            $ (12,633,880)                               (23,002,843)
------------------------------------------------------------------------------------------------------------

11.  New Accounting Pronouncements

In December 2001, the CICA issued AcG 13 - "Hedging Relationships" ("AcG 13"). The guideline presents the views of the Canadian Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline is effective for all fiscal years beginning on or after July 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation. The Corporation does not believe that the adoption of this guideline will have a material impact on its results of operations or financial position as it does not currently apply hedge accounting.

In December 2002, the CICA issued CICA 3063 - "Impairment of long-lived assets" ("CICA 3063"). This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The Recommendations in this Section should be applied prospectively for years beginning on or after April 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation, with earlier application encouraged.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion is an update of management's discussion and analysis for the year ended December 31, 2002, and includes a discussion of the results of operations and cash flows for the three and six months ended June 30, 2003. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars.

The discussion and comments contained hereunder, include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a medical device company currently focused on the development and commercialization of implantable pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor
LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver program originated from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method and World Heart Inc.'s operating results have been included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During the first six months of 2003 there were several events which are expected to have a positive impact on delivery of the Corporation's key strategic objectives, as follows:

     o the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the device, was approved for use in the U.S. by the Food and Drug Administration (FDA) and for use in Canada by Health Canada;
     o the Corporation submitted a PMA Supplement to the FDA in the United States and a submission to Health Canada seeking approval for enhancements to its Novacor(R) LVAS (left ventricular assist system) in both countries; and
     o the Corporation completed $13 million (gross) of debt and equity financings;


RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2003 COMPARED TO THE THREE MONTH PERIOD ENDED JUNE 30, 2002

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                                    Three months     As a %      Three months       As a %
                                                  ended June 30,   of gross    ended June 30,     of gross
                                                            2003    revenue              2002      revenue
-----------------------------------------------------------------------------------------------------------
Revenue                                              $ 2,724,286                  $ 2,523,164
                                               ------------------------------------------------------------

Cost of goods sold
  Direct materials and labour                        (1,169,642)        43%       (1,139,699)          45%
  Overhead and other                                   (971,685)        36%       (1,681,133)          67%
                                               ------------------------------------------------------------

                                                     (2,141,327)        79%       (2,820,832)         112%
                                               ------------------------------------------------------------

Gross margin                                             582,959        21%         (297,668)        (12%)

Selling, general and administrative                  (2,706,417)                  (3,179,351)
Research and development                             (2,252,097)                  (5,907,163)
Amortization of intangibles                          (1,830,626)                  (1,830,626)
Foreign exchange gain (loss)                           5,959,815                    3,203,785
Investment income (expense)                             (25,343)                       50,461
Interest and financing expenses                      (3,785,699)                  (1,893,356)
                                               ------------------------------------------------------------

Net loss                                           $ (4,057,408)                $ (9,853,918)
-----------------------------------------------------------------------------------------------------------

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during the second quarter of 2003 increased by 8% from 2002 to $2.7 million. Excluding the Edwards guarantee shortfall that was offset against revenues in the second quarter of 2002 (there was no offset in the second quarter of 2003), revenues declined by 5% in the second quarter of 2003. This decline is due to a strengthening of the Canadian dollar in relation to the US dollar, as sales in US dollars (excluding the Edwards guarantee shortfall) increased 5%. The increase in sales during the second quarter of 2003 was due to a significant increase in European sales (increase of 280%) which was largely offset by decrease in hardware sales (decrease of 40%) and a small decrease in US sales (decrease of 10%).

Implant kit unit sales in the second quarter of 2003 were 35 as compared to 23 in the second quarter of 2002. Although the unit sales increased significantly in the second quarter of 2003 the implant kit revenues increased only nominally due to the country sales mix with a higher proportion being sold in Europe in the second quarter of 2003 as compared to the second quarter of 2002, the average selling price in Europe being lower than in the United States. The significantly lower amount of related equipment sales in the quarter as compared to the same quarter of 2002 was due to the large amount of related equipment sales in the first quarter of 2003 which had the effect of reducing sales in the second quarter of 2003.

The increase in European sales over the second quarter of 2002 continues the trend observed during the first quarter of 2003 and the second half of 2002, and is attributed to the continuing European roll-out of ePTFE conduits. As anticipated, U.S. sales in the second quarter improved significantly over the first quarter of 2003 and latter half of 2002. Slow US sales in the later part of 2002 and first quarter of 2003 were believed to be a result of certain clinics preferring to wait for an FDA approval of the ePTFE conduits (which occurred during the first quarter of 2003). This, along with the addition and/or reactivation of several US clinics have contributed to the improvement in US sales.

Cost of goods sold. For the second quarter of 2003 the overall cost of sales decreased to 79% of gross sales as compared to 112% in the second quarter of 2002.

Direct material and labour costs were 43% of gross sales for the second quarter of 2003 as compared to 45% for the same period in 2002. The decrease is the result of lower ancillary equipment sales where direct material costs are a higher proportion of the total cost than for the Novacor LVAS. This offsets the impact of the higher proportion of European sales (versus US sales) where the selling price is lower with direct materials and labour being a higher percentage of sales.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. For the quarter ended June 30, 2003 overhead and other costs totaled $972,000 or 36% of sales as compared to $1,681,000 or 67% of sales for the second quarter of 2002. Increases in royalties that correspond with higher sales were more than offset by reductions in indirect manufacturing support costs and direct manufacturing overheads as the Corporation continues to work to reduce manufacturing costs associated with the Novacor LVAS.

The improvement in gross margin for the quarter as compared with the same quarter in 2002 is expected to continue as sales volumes of the Novacor LVAS increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the three month period ended June 30, 2003 decreased by approximately $473,000 or 15% from the same period in 2002. The decrease was the result of reduced administrative, finance and executive costs resulting from company-wide efforts to reduce general and administrative costs in light of the strained working capital position of the company during the period.

Marketing expenditures decreased nominally during the quarter ended June 30, 2003 as compared to the same quarter in 2002. The Corporation intends to continue with incremental marketing and promotional activities over the balance of 2003, both with respect to the Novacor LVAS enhancements, and in anticipation of a favorable response by the FDA to the PMA supplement for destination therapy filed late in 2002.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in the second quarter of 2003 were approximately $3,655,000, or 62% lower than the second quarter of 2002. Excluding the impact of government assistance, expenses decreased by 38% to $4.5 million in the quarter as compared to $7.3 million in the second quarter of 2002.

     -----------------------------------------------------------------------------------------------
                                                                  Three Months Ended
                                                                  ----------------------------------
                                                                        June 30,           June 30,
                                                                            2003               2002
     -----------------------------------------------------------------------------------------------
     Gross research and development expenses                   $       4,508,761   $      7,273,732
          Government assistance:
               Federal program                                       (2,256,664)        (1,366,569)
               Provincial program                                              -                  -
                                                                  ----------------------------------

     Net research and development expenses                     $       2,252,097   $      5,907,163
     -----------------------------------------------------------------------------------------------

Lower research and development costs are on account of lower clinical (Novacor LVAS INTrEPID) and pre-clinical (HeartSaver VAD) trial costs in 2003 and the decision that was made in mid 2002 to merge the three HeartSaver development programs into one Optimized HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy (AMT); INTrEPID trial costs were lower in the second quarter of 2003 as compared to the second quarter of 2002. The Corporation does not expect to request an increase in the size of this trial pending the outcome of its PMA submission for destination therapy, and accordingly the reduced level of associated trial costs is expected to continue. During the second quarter of 2002 the Corporation was also conducting pre-clinical trials for the HeartSaver which were terminated in the third quarter of 2002 due to the change in the HeartSaver development program. The merged HeartSaver development program also resulted in a reduction of research and development-related employees and other research related costs.

The change in the scope of the HeartSaver development program, that occurred in 2002, necessitated an amendment to the Technology Partnerships Canada (TPC) contribution agreement. On May 21, 2003, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. As a result, during the quarter, the Corporation claimed reimbursement for expenditures from October 2002 through June 2003 amounting to $2.3 million. As part of the amendment to the agreement, the royalty payable to TPC was amended to equal 0.65% of consolidated revenues of the Corporation commencing January 1, 2004.

Foreign exchange gains and losses. WorldHeart recorded a foreign exchange gain of $6.0 million in the second quarter of 2003 as compared to a gain of $3.2 million in the second quarter of 2002. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares which are denominated in U.S. dollars. During the second quarter of 2003 the Canadian dollar strengthened by approximately 8.2% versus the U.S. dollar compared with 5.2% in the second quarter of 2002.

Investment income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest expense and financing costs. Interest expense and financing costs consist of interest on preferred shares and the costs associated with debt financing transactions entered into during the first half of 2003. The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense on the preferred shares for the second quarter of 2003 was the same as the second quarter of 2002 at $1.9 million. The increase in interest and financing expenses in the second quarter of 2003 are on account of the completion of the $10 million of senior and subordinated debt transactions and the corresponding interest expense, financing costs and non-cash expense of warrants issued to the lenders. There were no corresponding expenses in the first quarter of 2002.

RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003 COMPARED TO THE SIX MONTH PERIOD ENDED JUNE 30, 2002

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                                      Six months     As a %        Six months       As a %
                                                  ended June 30,   of gross    ended June 30,     of gross
                                                            2003    revenue              2002      revenue
-----------------------------------------------------------------------------------------------------------
Revenue                                              $ 5,873,777                  $ 5,142,248
                                               ------------------------------------------------------------

Cost of goods sold
  Direct materials and labour                        (2,811,968)        48%       (2,225,633)          43%
  Overhead and other                                 (1,917,950)        33%       (3,175,191)          62%
                                               ------------------------------------------------------------
                                                     (4,729,918)        81%       (5,400,824)         105%
                                               ------------------------------------------------------------

Gross margin                                           1,143,859        19%         (258,576)         (5%)

Selling, general and administrative                  (4,970,671)                  (5,288,853)
Research and development                             (9,063,381)                 (13,284,467)
Amortization of intangibles                          (3,661,252)                  (3,661,252)
Foreign exchange gain (loss)                          11,215,455                    3,145,973
Investment income (expense)                             (17,907)                      126,724
Interest and financing expenses                      (7,279,983)                  (3,782,392)
                                               ------------------------------------------------------------

Net loss                                          $ (12,633,880)               $ (23,002,843)
-----------------------------------------------------------------------------------------------------------

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during the first six months of 2003 increased by 14% from 2002 to $5.9 million. Excluding the Edwards guarantee shortfall of $348,149 that was offset against revenues during the first six months of 2002 (there was no offset in the first six months of 2003), revenues increased by 7% in the first six months of 2003. This increase was reduced by the stronger Canadian dollar in the in the first half of 2003. The corresponding revenue percentage increases for the first six months of 2003 including and excluding the Edwards guarantee shortfall, in US dollars, were 23% and 15% correspondingly. The increase in sales for the first six months of 2003 was due to a significant increase in European sales (increase of 153%) which was partially offset by a decrease in US sales (decrease of 27%). Hardware sales also increased during the first six months of 2003 (increase of 45%).

Implant kit unit sales in the first six months of 2003 were 66 as compared to 50 in the first six months of 2002. Although the unit sales increased significantly in the first six months of 2003 the implant kit revenues increased only nominally due to the country sales mix with a higher proportion being sold in Europe in the first six months of 2003 as compared to the first six months of 2002, the average selling price in Europe being lower than in the United States.

The significant increase in European sales during the first six months of 2003 continues the trend observed during the second half of 2002, and is attributed to the European roll-out of ePTFE conduits.

Cost of goods sold. For the first six months of 2003 the overall cost of sales decreased to 81% of gross sales as compared to 105% in the first six months of 2002.

Direct material and labour costs were 48% of gross sales for the first six months of 2003 as compared to 43% for the same period in 2002. These costs were proportionately higher in the first six months of 2003 due to the sales mix with a higher proportion being European sales where the average selling price is lower than on US sales. The increase also reflected higher ancillary equipment sales where direct material costs are a higher proportion of the total cost than for the Novacor LVAS.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. For the six months ended June 30, 2003 overhead and other costs totaled $1.9 million or 33% of sales as compared to $3.2 million or 62% of sales for the first six months of 2002. Increases in royalties that correspond with higher sales were more than offset by reductions in indirect manufacturing support costs and direct manufacturing overheads as the Corporation continues to work to reduce manufacturing costs associated with the Novacor LVAS.

The improvement in gross margin for the six month period ended June 30, 2003 as compared with the same period in 2002 is expected to continue as sales volumes of the Novacor LVAS increase.


Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the six month period ended June 30, 2003 decreased by approximately $318,000 or 6% from the same period in 2002. The decrease was the result of reduced administrative, finance and executive costs resulting from company-wide efforts to reduce general and administrative costs in light of the strained working capital position of the company during the period.

Marketing expenditures increased nominally during the first six months of 2003 as compared to the first six months of 2002. The Corporation intends to continue with incremental marketing and promotional activities over the balance of 2003, both with respect to the Novacor LVAS enhancements, and in anticipation of a favorable response by the FDA to the PMA supplement for destination therapy filed late in 2002.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs for the first six months ended June 30, 2003 were approximately $4,221,000 or 32%, lower than the first six months of 2002. Excluding the impact of government assistance, expenses decreased by 40% to $9.7 million in the first six months of 2003 as compared to $16.1 million in the first six months of 2002.

     -----------------------------------------------------------------------------------------------
                                                                  Six Months Ended
                                                                  ----------------------------------
                                                                        June 30,           June 30,
                                                                            2003               2002
     -----------------------------------------------------------------------------------------------
     Gross research and development expenses                   $       9,650,045   $     16,090,398
          Government assistance:
               Federal program                                       (2,256,664)        (2,805,931)
               Provincial program                                      1,670,000                  -
                                                               --------------------------------------

     Net research and development expenses                     $       9,063,381   $     13,284,467
     -----------------------------------------------------------------------------------------------

Lower research and development costs in the first six months of 2003 as compared to the first six months of 2002 are on account of lower pre-clinical and clinical trial costs and reduced research and development expenditures. During the first six months of 2002 the Corporation was conducting Novacor clinical trials (Novacor LVAS INTrEPID) and pre-clinical HeartSaver VAD trials. The HeartSaver trials were terminated in the third quarter of 2002 when the decision was made to merge the three HeartSaver development programs into one HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy (AMT); INTrEPID trial costs were lower in the first six months of 2003 as compared to the first six months of 2002. The Corporation does not expect to request an increase in the size of this trial pending the outcome of its PMA submission for destination therapy, and accordingly the reduced level of associated trial costs is expected to continue.

This consolidation of the three HeartSaver development programs in the third quarter of 2002 resulted in reduced research and development costs, including prototype development for testing. During the first six months of 2003 the company was involved in the development of a single breadboard prototype for evaluation and testing whereas during the first six months of 2002 the company was involved in the development of prototypes for both testing and for pre-clinical trials. A breadboard is a fully functional prototype of all relevant major subsystems which is not integrated into a single package. The breadboard allows engineering staff to evaluate different subsystems in great detail and independently if required.

During 2002, a change in the scope of the HeartSaver development program necessitated an amendment to the TPC contribution agreement. On May 21, 2003, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. As a result, during the first six months of 2003, the Corporation claimed reimbursement for expenditures from October 2002 through June 2003 amounting to approximately $2.3 million.

As part of the amendment to the agreement, the royalty payable to TPC was amended to equal 0.65% of consolidated revenues of the Corporation commencing January 1, 2004.

The tax credit receivable amount relates to the Ontario Business Research Institute tax credit program. Based on an advanced ruling from the Ontario Government's Ministry of Finance (Ministry of Finance) the Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001 which was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. This claim was subsequently audited by the Ministry of Finance and the Ministry has now issued a preliminary audit assessment reducing the amount claimed. The proposed reduction relates to the Ministry's assertion that the Corporation and CVD were connected and therefore ineligible under the program prior to mid May 1999 and to the proposed disallowance of certain expenditures. The Corporation has recorded a provision in the amount of approximately $1.7 million during the first six months of 2003 reducing the accrued amount receivable to $1.1 million which represents management's best estimate of the amounts which will be collectible. This provision was recorded as a research and development expense.

Foreign exchange gains and losses. WorldHeart recorded a foreign exchange gain of $11.2 million in the first six months of 2003 as compared with a gain of $3.1 million in the first six months of 2002. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares which are denominated in U.S. dollars. During the first six months of 2003 the Canadian dollar strengthened by approximately 14.6% versus the U.S. dollar compared with 4.8% in the first six months of 2002.

Investment income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest expense and financing costs. Interest expense and financing costs consist of interest on preferred shares and the costs associated with debt financing transactions entered into during the first half of 2003. The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense on the preferred shares for the first six months of 2003 was the same as for the first six months of 2002 at $3.8 million. The increase in interest and financing expenses in the first six months of 2003 are on account of the completion of the $10 million of senior and subordinated debt transaction and the corresponding interest expense, financing costs and non-cash expensing of warrants issued to the lenders and the interest and other costs related to a short term loan that was repaid with the proceeds of the above noted senior and subordinated debt proceeds. There were no corresponding expenses in the first six months of 2002.

LIQUIDITY AND CAPITAL RESOURCES

WorldHeart continues to incur large financial losses and will continue to be dependent on its ability to obtain additional capital in order to fund the HeartSaverVAD research and development program and its current commercial operations until they achieve positive cash flow from operations.

Financing transactions. In January 2003, WorldHeart completed financings for gross proceeds of $13 million. These transactions consisted of a private placement of equity of $3 million ($2.6 million net of costs and fees) and debt totaling $10 million. The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit comprises one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable for two years at a price of $1.60 into one WorldHeart common share and one compensation warrant. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007. The debt consisted of a $7 million senior loan and a $3 million subordinated loan. The loans originally matured on July 31, 2003 and bear an annual interest rate of 18% payable monthly. The Lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets. Of the above noted debt proceeds $2 million plus accrued interest was used to settle a short-term loan entered into in December 2002. On July 24, 2003, the subordinated loan agreement was amended to increase the subordinated loan by $770,000 from $3,000,000 to $3,770,000. Other terms and conditions of the senior and subordinated debt remain the same with the exception of the maturity dates which were extended from July 31, 2003 to August 15, 2003. In conjunction with the extension a loan for $800,000 was completed. This loan was repaid from the proceeds of a $1.2 million convertable debenture that was issued subsequent to June 30, 2003.

On April 2, 2003, the Corporation issued 1,000,000 common shares at a price of $1.60 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 warrants were issued. These warrants are exercisable into common shares of the Corporation at $1.60 per share until April 2, 2008.

On August 1, 2003, the Corporation issued senior subordinated convertible debentures for gross proceeds of $1.2 million. The debentures, which have a maturity of October 22, 2003, are convertible at the holder's option into common shares of the corporation for $1 per share. The debentures are callable by the Corporation at any time after September 15, 2003 upon payment of the outstanding principal amount plus accrued but unpaid interest, subject to the holders having five days in which to convert. The debentures carry interest of 14%. In addition warrants to purchase 1,200,000 common shares, at an exercise price of $1.20 per share, for a period of three years were issued to the debenture holders.

Liquidity. At June 30, 2003 the Corporation had a working capital deficiency of $16.8 million as compared to a deficiency of $8.1 million at December 31, 2002. The Corporation had available cash of $41,551 versus cash of $248,181 at December 31, 2002.

The decrease in working capital is the result of an investment of cash and increase in accounts payable in order to fund the research and development activities associated with the HeartSaverVAD and the net losses associated with the Novacor LVAS commercial operations and other general corporate costs as well as a reduction in the tax credit receivable amount.

Cash totaling approximately $785,000 remains pledged against a US$583,000 letter of credit issued by WorldHeart in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During the quarter there were draws of $167,000 to settle monthly rent and other amounts due under the lease.

As noted previously WorldHeart completed equity and debt transactions totaling $13 million in the first quarter of 2003. In order to repay the $10.8 million of collateralized loans which matures August 15, 2003, and continue to fund losses from operations and other obligations, WorldHeart is actively working towards completion of one of two alternative financing transactions which it expects to complete shortly and from which all of the foregoing debt would be repaid.


OUTLOOK

External environment. The market for an effective pharmacological, electro-physiological or device treatments for late-stage heart failure has not diminished, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The scope of heart failure is similarly undiminished and is, if anything, increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of whom subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and in March, 2003 the Centers for Medicare and Medicaid Services in the U.S. announced the extension of reimbursement coverage for both bridge and destination therapy LVAD use. It is expected to result in increased payments for procedures using such devices with effect by the end of 2003. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere.

Internal environment. The Corporation expects to incur further losses from commercial operations at least until 2004, and from consolidated operations until at least 2006, as it continues its HeartSaver research and development program. In addition, further increases in marketing expenses will result as WorldHeart continues to promote the use of its enhanced Novacor LVAS product in response to both recently received, and anticipated regulatory approvals. These cost increases will potentially be offset by increased net contributions from continuing higher Novacor LVAS sales.

                                   WORLDHEART
                               EXECUTIVE COMMITTEE

    Dr. Tofy Mussivand                          Doug Hillier
    Chairman and                                Senior Vice-President
    Chief Scientific Officer                    Marketing

    Roderick M. Bryden                          Jal S. Jassawalla
    President and                               Senior Vice-President
    Chief Executive Officer                     Research and Development

    Ian W. Malone                               Robert Griffin
    Vice-President Finance and                  Vice-President
    Chief Financial Officer                     Manufacturing

    Daniela (Dani) Kennedy                      Linda Reed Strauss
    Vice-President                              Vice-President
    Corporate Services                          Quality and Regulatory Affairs





--------------------------------------------------------------------------------


                        WORLDHEART'S TECHNOLOGY PLATFORM

      NOVACOR(R)LVAS (Caution: in the United States, federal law restricts the Novacor(R)LVAS to sale by or on the order of a physician).

                               [GRAPHIC OMITTED}
                   HEARTSAVER VAD (TM), Not currently available.

--------------------------------------------------------------------------------

    World Heart Corporation                     World Heart Inc.
    1 Laser Street                              7799 Pardee Lane
    Ottawa, Ontario, Canada K2E 7V1             Oakland, California U.S.A. 94621
    Tel: (613) 226-4278                         Tel: (510) 563-5000
    Fax: (613) 226-4744                         Fax: (510) 563-5005


    Investor or general information enquiries:
    Contact: Michelle Banning                   www.worldheart.com
    Canada:  (613) 226-4278, ext: 2995          investors@worldheart.com
    U.S.A. : (510) 563-4995                     communications@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. World Heart Corporation


     Date:  August 28, 2003          By:    /s/  Ian Malone
                                        ----------------------------------------
                                        Name:   Ian Malone
                                        Title:  Vice President Finance and
                                                Chief Financial Officer